Contact

www.linkedin.com/in/jane-lorand-9b548619a (LinkedIn)
futureinsightmaps.com (Company)

Honors-Awards

KQED Unsung Hero of San Francisco Bay Area - 2010

Publications

California Leaders Under Pressure 2008-2028

Critical Thinking: What Every Person Needs in a Rapidly Changing World

Jane Lorand

CEO + Founder Catalytic Thinking Labs LLC
Greater Sacramento

Experience

Catalytic Thinking Labs LLC

CEO + Founder
August 2019 - Present (1 year 3 months)
Sacramento, California Area

Professional development for people and teams working for a just, sacred and sustainable world. Catalytic Thinking Labs provide rigorous experiential learning for organizations focused on applied critical thinking, social innovation, navigating complexity, leading and facilitating.

FUTURE INSIGHT MAPS INC

CEO + Social Architect
January 2010 - Present (10 years 10 months)
California

Future Insight Maps (Jane Lorand and Bruce McKenzie) works with clients to develop experiential learning and strategic consultation to navigate uncertainty / complex issues. They specialize in collaborative leadership, systems thinking, applied critical thinking and developing organizational practices that build resilience and trust.

WindTunneling Software launched in 2009
Enabling groups to probe and understand the collective intelligence of a group. This is a facilitated software program that makes it possible for groups to generate ideas, assess opportunities and explore future scenarios.

TheFULCRUM Online Learning Platform launched in 2015
Custom e-learning platform that provides a blended education program at the intersection of applied critical thinking, systems thinking, systemic practices for organizational development and experiential learning.

WindTunneling Systemics Facilitator Certificate Course

Green MBA, Domimican University of California

Core Faculty, Associate Professor
January 2007 - December 2017 (11 years)

Jane taught the core leadership and business design courses for the Green MBA at Dominican University of California. Her main courses were Applied Critical Thinking and Designing Business Innovation for Social Change.

In 2006, Jane was instrumental in finding a new home at Dominican University for the GreenMBA, which she had co-founded with New College of California.

Green Your Management, Inc
CEO
January 2007 - December 2011 (5 years)

Consulting service supporting business leaders and the emerging practice of sustainable business management. Provided experiential learning as a key part of client engagement.

Ft. Baker Leadership Summit
Spearheaded the design and facilitation of the Ft. Baker Leadership Summits, which brought together a diverse group of 40 leaders from California industry, government, and NGO sectors to 3 summits, to develop a vision and guiding principles for a Sustainable Future for California utilizing Systemic Methods for integrated planning.

Institute for Environmental Entrepreneurship
Co-Founder & Executive Director
August 1999 - December 2006 (7 years 5 months)
San Francisco Bay Area

Jane founded the Institute for Environmental Entrepreneurship (IEE) to chart a pioneering in sustainability education for business innovation. IEE was instrumental to develop the GreenMBA program, curriculum design, faculty recruitment, marketing, student recruitment and all legal and administrative requirements for an accredited degree.

IEE partnered with New College of California San Francisco (North Bay Campus) in 1999 working with several other faculty members to launch this much needed innovation in sustainable business.

GreenMBA, launched in May 2000, was the world's first accredited MBA in sustainable enterprise management and leadership.

Green MBA
Director + Core Faculty

January 1999 - December 2006 (8 years)

First accredited MBA in Sustainable Enterprise. GreenMBA was founded with the mission to enable students with strong environmental and social values to learn how to transform themselves, business, and the world. Jane designed and taught the core curriculum including Applied Critical Thinking, Diffusing Social Innovation, Leading & Managing and Self-Knowledge for 15 years. Her curriculum enabled graduate students from around the world to develop confidence in their thinking while taking initiative thinking critically and systemically to advance sustainability principles.

Green MBA was a partnership between the Institute for Environmental Entrepreneurship and New College of California San Francisco.

Jane Lorand & Co.
CEO
January 1989 - September 1999 (10 years 9 months)

Center for Critical Thinking (Sonoma State University)
Director of Research & Publication
January 1991 - September 1994 (3 years 9 months)

Editor and Co-Author with Richard Paul, Critical Thinking: What Every Person Needs in a Rapidly Changing World

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Education

University of California, Hastings College of the Law
Doctor of Law - JD, Tax Law/Taxation · (1979 - 1981)

California State University-Sacramento
Master of Arts - MA, Education · (1975)

University of California, Los Angeles
Bachelor of Arts - BA, History · (1966 - 1970)